

July 1, 2025

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Bank Security-Based Swap Dealer has onboarded a new Principal:

 Jonathan Mark Pruzan, NFA ID 0571481, approved by the NFA as a Truist Bank Swap Dealer
 Principal on June 10, 2025.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606